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                               June 16, 2020

       Daniel Carlson
       Principal Executive Officer
       VS Trust
       100 S. Bedford Road, Suite 340
       Mt. Kisco, NY 10549

                                                        Re: VS Trust
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 21,
2020
                                                            CIK No. 0001793497

       Dear Mr. Carlson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       Cover Page

   1. Refer to your response to comment 1. Please disclose the initial price per share on the cover page. To the
extent the initial price is not yet known, please add a placeholder for such information.
       Risk Factors
       Special Note Regarding Recent Market Events, page 5

   2. Please place this risk factor in context by discussing in greater detail recent market turbulence, its
influence on the performance of the Index, and the extent to which
 Daniel Carlson
VS Trust
June 16, 2020
Page 2
         turbulence and subsequent measures taken to stabilize markets and economies could adversely affect the value of the Fund's investments.
The Fund may change its investment objective, page 9

3. This risk factor appears to address two distinct types of risks. Please revise to add a separately captioned liquidation risk factor and include a discussion of the risk of liquidation shortly after the Fund has suffered sudden and substantial losses as a result of volatile markets.
VIX futures contracts can be highly volatile, page 13

4. Please update this risk factor to discuss and quantify how the Index and the Fund would have performed during the recent market volatility in 2020. Please discuss the specific risks associated with an investment in the Fund during such a market, including the possibility of substantial investment losses and liquidation of the Fund after such an event. Please also address specifically the impact of the market volatility in 2018 on products that tracked the index you reference, including the liquidation of the largest inverse VIX exchange-traded product at the time.
Concentration Risk, page 17

5. Please discuss the concentration risk associated with investing all or substantially all of your assets in short positions in first- and second-month VIX futures contracts as compared to a portfolio that includes a broader set of months. Investment Objective and Principal Investment Strategy
Investment Objective, page 25

6. Refer to the second and fourth paragraphs of this section. Please update as of the most recent practicable date the performance of the Index and the performance of the Index relative to the VIX Index and the Index the Fund tracks. Also present this information as of intervening dates so as to provide context for how recent market turbulence would have affected the performance of the product.
Principal Investment Strategies, page 26

7. Refer to your response to comment 3. Please provide an illustrative example quantifying the relative mix of first- and second-month VIX futures contracts on a particular day in
FirstName LastNameDaniel Carlson
       order to achieve a weighted average time to maturity of approximately one month
Comapany NameVS TrustIndex. Please also discuss here how the daily roll will operate in order consistent with the
June 16, 2020 Pagea2
       to maintain constant weighted average time to maturity.
FirstName LastName
 Daniel Carlson
FirstName LastNameDaniel Carlson
VS Trust
Comapany NameVS Trust
June 16, 2020
Page 3
June 16, 2020 Page 3
FirstName LastName
       You may contact William Schroeder at (202) 551-3294 or John Spitz at
(202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or Justin Dobbie at (202) 551-3469 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Barry Pershkow, Esq.